Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 857) RESIGNATION OF THE CHAIRMAN OF THE SUPERVISORY COMMITTEE The board of directors (the "Board") of PetroChina Company Limited (the "Company") hereby announces that Mr. Cai Anhui has tendered his resignation and ceased to hold the positions of supervisor and the chairman of the supervisory committee of the Company (the "Supervisory Committee") with immediate effect due to changes in his work arrangements. The Company will complete the election of a supervisor and the chairman of the Supervisory Committee and other relevant work according to the legal procedures. Mr. Cai Anhui has confirmed that he has no disagreement with the Company, the Board and the Supervisory Committee during his term of office and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. Mr. Cai Anhui has been diligent, dedicated and meticulous at work since his appointment. He gave full play to the role of supervisor and actively contributed to the high-quality development of the Company. The Supervisory Committee would like to express its sincere gratitude to Mr. Cai Anhui for his contributions. By order of the Board PetroChina Company Limited Company Secretary WANG Hua Beijing, the PRC 17 November 2023 As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang, Mr. Ren Lixin and Mr. Zhang Daowei as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors.